KELLY SERVICES

2001 Annual Report

In Memory Of



Terence E. "Ted" Adderley Jr.

1979 - 2001

The tragic events of September 11, 2001, touched our lives in a very personal way. Terence E. Adderley Jr. — son of our Chairman and CEO Terence E. Adderley and grandson of our company's founder William Russell Kelly — was among those lost in the World Trade Center. Ted, a recent graduate of Vanderbilt University, was working as a securities analyst at Fred Alger Management. This bright, energetic young man was making his mark in life and in business. He will be remembered for his thoughtfulness toward others and generosity of heart. We are deeply saddened by his death. Ted will be greatly missed.

CONTENTS

CORPORATE PROFILE

William Russell Kelly founded Kelly Services, Inc. and the modern temporary help industry in 1946. Today, Kelly® is a leading global provider of staffing services.

Over the past 55 years, Kelly's range of staffing solutions has grown steadily to match the needs of our global customers. We assign temporary employees in a wide variety of disciplines, including: office services, finance, engineering, information technology, law, science, healthcare, marketing, call centers, light industrial, education, and home care.



We have more than 2,300 company-owned and operated offices in 26 countries. Last year, the company assigned more than 700,000 employees to work for 200,000 customers. Sales in 2001 were $4.3 billion. Kelly is headquartered in Troy, Michigan, U.S.A.

Financial Highlights

	2001	2000	Change
	(In thousands of dollars except per share items)		
Sales of services	**$4,256,892**	$4,487,291	(5.1)%
Earnings before income taxes	**27,586**	145,276	(81.0)%
Income taxes	**11,037**	58,100	(81.0)%
Net earnings	**16,549**	87,176	(81.0)%
Basic earnings per share	**.46**	2.44	(81.1)%
Diluted earnings per share	**.46**	2.43	(81.1)%
Dividends per share	**.85**	.99	(14.1)%
Working capital	**322,013**	336,240	(4.2)%
Stockholders' equity	**607,155**	623,469	(2.6)%
Total assets	**1,039,381**	1,089,576	(4.6)%

Sales of Services
(Billions of dollars)


$3.9
$4.1
$4.3
$4.5
$4.3
0
97
98
99
00
01

Diluted Earnings Per Share


$2.12
$2.23
$2.36
$2.43
$.46
0
97
98
99
00
01



Terence E. Adderley, Chairman and Chief Executive Officer (left); **Carl T. Camden,** President and Chief Operating Officer (right).

To Our Stockholders

The world has changed since we published our last annual report: our lives have been profoundly affected by the tragic events of September 11, both in business and on a deeply personal level.

Economic Impact of a Recession

Prior to September, the economy began to slow significantly and our business felt the impact. After months of speculation and three consecutive quarters of economic stagnation, economists finally agreed: we were in a recession.

Contrary to popular myth, the staffing industry does not do well in an economic downturn. As businesses seek to lower costs by making reductions in their workforce, the temporary staff budget is often first to be cut. This proved to be the case in 2001, and our sales and net earnings were significantly affected.

2001 Results

Kelly's sales for the year 2001 totaled nearly $4.3 billion, down 5% from our record sales of $4.5 billion for the previous year. Net earnings for 2001 were $16.5 million, 81% lower than the $87 million we earned in 2000. Diluted earnings per share were $.46 compared to $2.43 per share last year.

However, our performance was better than might have been expected, given the severity of this recession. We put more than 700,000 people to work, retained existing customers, gained new ones, turned a profit, and grew market share. In fact, we opened more than 50 branches during 2001, including Kelly's first office in Hong Kong, our 26th country.

Responding to the Recession

Over the past 55 years, our company has weathered a number of recessions, giving us the experience to manage successfully through the current economy. Our business objectives in this downturn were clear: preserve our relationships, maintain our branch network, and gain market share while controlling expenses and improving our financial position.

Over the past 55 years, Kelly has weathered a number of recessions, giving us the experience to manage through the current economy.

Strengthening relationships with our customers and temporary employees was a critical focus in 2001. As demand began to rapidly decline, we concentrated on helping our customers adjust their workforce to match their requirements. We also made a conscious decision not to retreat from markets or from our business lines. At the same time, special efforts were made to keep our valued temporary employees actively assigned. As a result, we were able to grow market share.

Controlling expenses also received our full attention. We implemented expense reduction initiatives at headquarters and across all our business segments — U.S. Commercial, Professional, Technical and Staffing Alternatives, and International. We made judicious reductions in staff, both in the field and at headquarters, and later in the year suspended the opening of new branches.

In short, Kelly recommitted to the basics that underpin our business: selling, recruiting, hiring, assigning employees, strengthening relationships with our customers and temporary employees, and increasing productivity. These basics continue to apply in all phases of the economic cycle.

Strengthening our Financial Position

A strong financial position is vital to success during a recession. In keeping with Kelly's long-standing conservative accounting and financial practices, we continued to maintain a strong balance sheet. The company has no long-term debt, and the modest amount of short-term debt we carried was reduced during the year.

To further strengthen our cash position, the board of directors reduced the quarterly dividend on both Class A and Class B common stock, from $.25 to $.10 per share. While not an easy decision to make, the reduction aligned us more closely with current dividend practice and measurements. It is important to note that this has been the only dividend reduction since Kelly began paying dividends 39 years ago — an achievement very few companies share.



Building Leadership

Kelly Services® has changed dramatically during the last decade. To better manage a complex, multibillion-dollar corporation, we realigned the company into three business segments, increased our focus on domestic and global expansion, expanded our breadth of services, and assembled a talented group of executives to guide the company. Our management team represents a balanced mix of industry veterans and skilled professionals, which positions us well for the future.

This year, we took another important management step, promoting Carl Camden to President of Kelly Services and naming him to our board of directors, effective December 1, 2001. Over the years, Carl has managed a number of critical areas including Field Operations, Sales, and Marketing. Only the fourth president in our history, Carl will continue as Chief Operating Officer, working closely with Terry Adderley, who led the company through an unprecedented period of growth and expansion during his 33-year tenure as Kelly's President. Terry will continue as Chairman and Chief Executive Officer of Kelly Services.

We also promoted Michael Morrow to Senior Vice President of Marketing and Marc Rosenow to Senior Vice President of Service. These individuals are charged with creating innovative products and services to support both temporary employees and customers.

In October, Eileen Youds joined Kelly as Senior Vice President and Chief Information Officer. Eileen is responsible for integrating new and existing global systems to meet the current and future business strategies of the company.

In 2001, Kelly recommitted to the basics of our business: selling, recruiting, hiring, assigning employees, strengthening relationships, and increasing productivity.

Positioned for Recovery

Just as recessions vary in severity and length, recoveries differ as well. History has shown that the demand for temporary staffing increases quickly as the economy recovers. This has been true for every recession since Kelly began. While we expect the pattern will be repeated, there are no guarantees. For that reason, we continue to maintain conservative financial practices, while aggressively growing our company.

In closing, we want to thank our full-time and temporary employees for their dedicated efforts during a difficult year. We are also most appreciative of our customers, whose loyalty sustains us, our board of directors for their thoughtful guidance, and you, our stockholders, for the confidence you place in Kelly Services. We will continue to do our best to earn your support.

T. E. Adderley

Terence E. Adderley
Chairman and Chief Executive Officer

Carl T. Camden

Carl T. Camden
President and Chief Operating Officer

U.S. Commercial

Kelly Services hired its first temporary employee — a secretary — in 1946. Today, U.S. commercial staffing remains the largest segment of our business — nearly 50% of sales in 2001.

KELLY OFFICE SERVICES

For over 55 years, more companies have turned to Kelly for temporary and full-time office help than any other staffing company. Today, our thoroughly skilled, trained, and tested employees work as desktop publishers, word processors, data entry clerks, receptionists, and more.



KELLYCONNECT®

We provide the most qualified call center personnel for thousands of call centers, technical support hotlines, and telemarketing units. Our innovative approach to call center staffing includes tools for recruiting, assessing, training, and retaining the best customer contact personnel. The KellyConnect training system uses real-life simulations and assesses on-the-job success before employees are sent to work.

KELLY EDUCATIONAL STAFFING®

Kelly Educational Staffing is the first nationwide program dedicated to providing qualified substitute teachers for grades K-12. Our substitutes meet all local certification requirements, allowing schools to focus on their top priority: education.



Kelly Marketing Services

We provide centralized coordination and local support for our clients' projects, including seminars, trade shows, sales promotions, sampling, and more. Our network



of qualified marketing employees helps to reduce clients' set-up, tear-down, registration, and distribution costs.



Kelly Electronic Assembly Services

Our assemblers, technicians, and quality control specialists are preferred employees in industries ranging from automotive and aerospace to pharmaceutical and consumer products. Kelly utilizes proprietary evaluation tools such as the Kelly Dexterity Indexer System and Keltronics® to identify the most qualified electronic assembly workers.

Kelly Light Industrial Services

When companies need to keep their factories and warehouses operating at peak capacity, they often rely on our expertise in facilities maintenance, materials handling, product assembly, and food service.

KellySelect®

KellySelect is a temporary-to-full-time service that gives both our clients and temporary employees an opportunity to evaluate their fit before full-time decisions are made. When companies need to hire a candidate immediately, we also provide direct placement services. Both options save our clients time and money, and provide our temporary employees with access to outstanding jobs.



PTSA

PROFESSIONAL, TECHNICAL AND STAFFING ALTERNATIVES

In the past decade, Kelly's PTSA offerings have increased from three service lines to thirteen. Organized into two groups — Professional & Technical and Staffing Alternatives — this segment now represents 25% of our sales.

PROFESSIONAL & TECHNICAL



KELLY SCIENTIFIC RESOURCES®

With experience levels ranging from entry-level to Ph.D., our worldwide pool of scientific talent supports a variety of industries in biology, chemistry, geology, biochemistry, physics, and more.

KELLY FINANCIAL RESOURCES®

Our analysts, accountants, auditors, and financial support personnel meet the needs of corporate finance departments, accounting firms, and financial institutions.

KELLY LAW REGISTRY®

Kelly provides legal staffing to more than 1,400 major corporations and law firms across the U.S. We have attorneys, paralegals, and legal administrators qualified in every facet of the law.



KELLY IT RESOURCES®

We provide our clients with information technology specialists who have a full complement of skills, from database management to website development.



Kelly Healthcare Resources®

With skills ranging from case management to nursing, our healthcare professionals go to work at hospitals, ambulatory care centers, insurance companies, and HMOs.

Kelly Automotive Services Group

With our world headquarters in greater Detroit, Kelly has supported the automotive industry since 1946. We provide staffing for all levels — from customer service and administrative assistants to systems analysts and design engineers.



Kelly Engineering Resources®

Engineers and technicians around the world have chosen Kelly Engineering Resources to manage their careers in fields that include aerospace, automotive, chemical, electrical, mechanical, and petrochemical engineering.

Kelly Home Care Services™

Elderly, ill, or disabled clients retain their independence in the comfort of their own homes with the care and companionship of Kelly's dedicated nurses, home health aides, and caregivers.

STAFFING ALTERNATIVES



KELLY STAFF LEASING®

Kelly Staff Leasing allows customers to transfer their employees to us. In turn, we provide those employees with cost-effective, high-quality benefits and payroll administration.

KELLY MANAGEMENT SERVICES®

Kelly Management Services, our outsourcing business, provides the operational management of entire departments or functions, on- or off-site. Customers focus on their core business, while we manage the areas of our greatest expertise, such as mail services, reprographics, financial transactions, payroll, and quality management.

KELLY GENERAL CONTRACTOR SERVICES

This service assembles and manages a network of suppliers to provide our clients with a complete array of professional, technical, and commercial staffing.

HR FIRST™

HR First is our industry-leading recruitment consulting business. We provide the technologies and processes that decrease costs, reduce cycle times, and utilize best practices throughout the employment process.



KELLY HR CONSULTING™

Our HR consultants help clients optimize their investment in people and improve business performance in the areas of strategic staffing, training, and compensation and benefits.

International
Specialty Staffing

In addition to providing commercial, professional, and technical staffing, our International division also offers a variety of unique services to address the specific needs of our global customers.

KellyAssess



KellyAssess provides customized personnel assessment. Our KellyAssess centers evaluate behaviors required to successfully perform a particular job and provide targeted assessment techniques for selection, promotion, and performance management.

Kelly MultiHire

When companies need to quickly hire a large number of employees, but don't have the resources to manage the process, Kelly MultiHire acts as an extension of their human resources department. Using Kelly MultiHire, clients are able to take advantage of Kelly's recruiting resources and experience to secure the best candidates to fit their needs.



Kelly Artworks

Kelly Artworks provides freelance and permanent staff to creative and multimedia industries and departments. We assign employees with skills ranging from production artist to creative director.

Kelly Multilingual Staffing

Kelly provides clients with qualified multilingual temporary employees. We also train our clients on how to best recruit, assess, train, and retain their own multilingual employees.



United States

Kelly is the leader in providing substitute teachers in the U.S. This year, Kelly Educational Staffing assigned substitute teachers in more than 1,000 schools throughout 34 states.

United Kingdom

Our new U.K. management team — in place since late 2000 — is producing good results. During 2001, performance improved steadily throughout the organization.

France

Kelly continued to expand its specialty staffing units in 2001, including engineering, healthcare, and science.

Italy

Aggressive branch expansion in Italy doubled our market coverage and generated strong revenue growth.

Australia
Belgium
Canada
Denmark
France
Germany
Hong Kong
India
Indonesia
Ireland
Italy
Luxembourg
Malaysia
Mexico
Netherlands
New Zealand
Norway
Philippines
Puerto Rico
Russia
Singapore
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States

Staffing THE WORLD


Russia
Russia's economy picked
strong growth in temporary
where temporary
Hong Kong
Hong Kong this year,
where we specialize
in executive search,
executive contracting
and project recruitment.

Kelly's International segment provides commercial, professional, and technical staffing throughout Europe, the Asia-Pacific region, and the Americas. In the past 10 years, we have expanded from 10 to 26 countries. Our International segment now comprises 26% of total revenue.

Global expansion is a key part of Kelly's strategy. Half of our country operations began through an acquisition. We seek out companies with strong leadership, a team-oriented culture, and shared business values.

Directors
& Officers

Board of Directors



Terence E. Adderley
Chairman and Chief Executive Officer



Carl T. Camden
President and Chief Operating Officer



Maureen A. Fay, O.P., Ph.D.
President, University of Detroit Mercy



Cedric V. Fricke
Professor Emeritus, The University of Michigan-Dearborn



Verne G. Istock
Retired Chairman/President, Bank One Corporation



B. Joseph White
Interim President, The University of Michigan

Senior Officers

Terence E. Adderley
Chairman and Chief Executive Officer

Carl T. Camden
President and Chief Operating Officer

William K. Gerber
Executive Vice President and Chief Financial Officer

Michael L. Durik
Executive Vice President, Human Resources

Arlene G. Grimsley
Executive Vice President, U.S. Commercial Staffing

James H. Bradley
Senior Vice President, Administration

Joan M. Brancheau
Senior Vice President and General Manager, Strategic Customer Relations

George S. Corona
Senior Vice President and Division General Manager

Carol J. Johnson
Senior Vice President and Division General Manager

Rolf E. Kleiner
Senior Vice President, International

Michael S. Morrow
Senior Vice President, Marketing

George M. Reardon
Senior Vice President, General Counsel and Secretary

Marc W. Rosenow
Senior Vice President, Service

Larry J. Seyfarth
Senior Vice President, Technical Services Group

James A. Tanchon
Senior Vice President, Global Sales

Bernard Tommasini
Senior Vice President and Regional Manager, Western Europe

Andrew R. Watt
Senior Vice President, PTSA

Michael S. Webster
Senior Vice President and Division General Manager

Eileen M. Youds
Senior Vice President and Chief Information Officer

OFFICERS

Steven S. Armstrong
D. Craig Atkinson
Brian C. Ault
Kent L. Barry
Richard Binier
Paul A. Bordonaro
Alice M. Bowers
Peter F. Brixius
Barry L. Brown
Jane M. Brown
Jeanine E. Burgen
Michael S. Butler
Robert J. Buwalda
Eileen M. Candels
Lorenzo Caporaletti
Mary Ann Carey
Daniel D. Catlin
Cheryl F. Courier
Michael E. Debs
Jacqueline B. Devin
John P. Drew
Sherry A. Drew
John W. Fitter
Shaun M. Fracassi
Sandra W. Galac
Sergio Gomez
Paul M. Hampton
Heidi L. Hanes
Matthew L. Harvill

William L. Heinz
Christine M. Hoebermann
Bonnie D. Huber
Thomas P. Huizenga
Charles G. Jackson
Venson J. Jennings
Catherine J. King
Donald P. Kingston
Gregory S. Kruger
Susan C. Laminack
Nicole M. Lewis
Wilma I. Lopez
Richard J. Lueders
Robert J. Lyons
Thomas H. Manceor
Susan J. Marks
Timothy G. McAward
Timothy T. McClain
Dane D. McSpedon
Jonathan D. Means
W. Edward Meisenheimer
Lisa R. Miller
Teresa A. Moskus
Terrence T. Murphy
Seelin Naidoo
Michael F. Orsini
Carolyn J. Palmer
Deborah L. Perrault
Matthew V. Piwowar

Antonina M. Ramsey
Nicholas F. Regaldi
Diane E. Reynolds
Marc J. Riou
Ingrid A. Roberts
Rodger J. Rooney
Lori L. Sakorafis
Virginia A. Scaduto
Aly A. Schambourg
Michelle C. Schorr
Lynn G. Schwartz
Teresa E. Setting
Dhirendra Shantilal
Bradley J. Shaw
Debra S. Sheehan
Mark A. Siegal
Glenn L. Sorrie
Allen J. Sowers
J. Leon Stanek
Richard G. Struble
Michael J. Tilley
Thomas L. Totte
Andrew P. Trestrail
Tami A. Troxell
Josefa Vidal
Dana M. Warren
Barbara A. Wilson
Larry D. Worthen
Leonard Zera

FINANCIAL CONTENTS

ELEVEN YEAR FINANCIAL SUMMARY

Kelly Services, Inc. and Subsidiaries

	Growth Rates [1]				
	10 Year	5 Year	1 Year	**2001**	2000
Operating Results (In millions of dollars)					
Sales of services	11.6%	5.2%	(5.1)%	**$ 4,256.9**	$ 4,487.3
Cost of services	12.3	5.8	(3.7)	**3,559.0**	3,695.0
Gross profit	8.5	2.6	(11.9)	**697.9**	792.3
Selling, general and administrative [5]	9.8	6.4	2.2	**669.9**	655.2
Earnings from operations	(5.0)	(25.4)	(79.6)	**28.0**	137.1
Interest (expense) income, net	N/A	N/A	(6.8)	**(0.4)**	(0.4)
Earnings before taxes	(7.5)	(25.8)	(81.0)	**27.6**	145.3
Income taxes	(6.5)	(26.0)	(81.0)	**11.0**	58.1
Net earnings	(8.1)	(25.7)	(81.0)	**16.5**	87.2
Dividends	3.4	(0.8)	(13.9)	**30.4**	35.3
Summary of total taxes [3]	10.4	2.6	(13.6)	**385.3**	445.8
Financial Position (In millions of dollars)					
Current assets	5.1%	0.9%	(7.1)%	**$ 670.2**	$ 721.1
Current liabilities	14.3	5.9	(9.5)	**348.2**	384.8
Working capital	0.2	(3.2)	(4.2)	**322.0**	336.2
Net property and equipment	15.2	16.8	5.4	**212.0**	201.1
Total assets	8.0	4.4	(4.6)	**1,039.4**	1,089.6
Stockholders' equity	5.5	3.3	(2.6)	**607.2**	623.5
Capital expenditures	6.1	3.1	(21.6)	**42.5**	54.2
Depreciation and amortization	15.5	11.2	12.5	**44.4**	39.5
Common Stock Data [4]					
Earnings per share					
Basic	(7.7)%	(24.9)%	(81.1)%	**$ .46**	$ 2.44
Diluted	(7.7)	(24.8)	(81.1)	**.46**	2.43
Dividends per share: Classes A and B	4.1	0.5	(14.1)	**.85**	.99
Stockholders' equity (book value) per share	6.0	4.5	(3.0)	**16.93**	17.45
Stock price per share: Class A at year end	0.0	(4.3)	(6.6)	**22.06**	23.63
Number of common shares outstanding at year end (thousands)				**35,868**	35,739
Average number of shares outstanding (thousands)					
Basic				**35,829**	35,721
Diluted				**35,930**	35,843
Stock splits				**—**	—
Financial Ratios [1]					
Return on sales				**0.4%**	1.9%
Return on average assets				**1.6%**	8.2%
Return on average stockholders' equity				**2.7%**	14.5%
Effective tax rate				**40.0%**	40.0%
Current assets to current liabilities (current ratio)				**1.9**	1.9
Price earnings ratio at year end				**48.0**	9.7

(1) Growth rates and financial ratios calculated based on data rounded to thousands.
(2) Fiscal year included 53 weeks.
(3) Consists of payroll taxes and federal, state, and local taxes.
(4) Shares consist of Class A and B common stock adjusted for all stock splits.
(5) For 1999, 1998, and 1997, includes Year 2000 expenses of $11 million, $8 million, and $1 million, respectively.
Note: Certain prior year amounts have been reclassified to conform with the current presentation.

1999	1998[2]	1997	1996	1995	1994	1993	1992[2]	1991
$ 4,269.1	$ 4,092.3	$ 3,852.9	$ 3,302.3	$ 2,689.8	$ 2,362.6	$ 1,954.5	$ 1,712.7	$ 1,424.3
3,503.1	3,361.0	3,171.6	2,689.5	2,148.4	1,899.6	1,573.8	1,372.4	1,115.7
766.0	731.3	681.3	612.8	541.4	463.0	380.7	340.3	308.6
622.1	590.7	545.5	491.8	435.1	370.9	316.8	289.1	262.0
143.9	140.6	135.8	121.0	106.3	92.1	63.9	51.2	46.6
(0.2)	3.0	1.2	1.9	7.0	6.4	7.0	9.8	13.6
143.7	143.6	137.0	122.9	113.3	98.5	70.9	61.0	60.2
58.6	58.9	56.2	49.9	43.8	37.4	26.3	21.8	21.6
85.1	84.7	80.8	73.0	69.5	61.1	44.6	39.2	38.6
34.0	34.2	33.2	31.6	29.6	26.6	23.8	22.0	21.7
421.1	416.2	388.2	339.7	283.5	246.4	202.4	173.2	143.0
$ 706.3	$ 690.9	$ 745.8	$ 640.4	$ 544.9	$ 515.1	$ 441.3	$ 406.1	$ 408.4
361.6	344.1	334.8	262.0	191.1	163.2	116.1	93.4	91.3
344.7	346.8	411.0	378.4	353.8	351.9	325.2	312.7	317.1
187.0	146.4	112.7	97.7	84.4	70.2	68.3	69.3	51.5
1,033.7	964.2	967.2	838.9	718.7	642.4	542.1	496.1	479.4
582.4	537.8	559.8	516.9	476.1	431.5	386.2	367.3	355.0
76.7	59.1	39.7	36.5	34.0	18.4	16.1	32.4	23.5
36.2	28.9	28.3	26.1	22.7	19.1	17.5	14.7	10.5
$ 2.37	$ 2.24	$ 2.12	$ 1.92	$ 1.83	$ 1.61	$ 1.18	$ 1.04	$ 1.03
2.36	2.23	2.12	1.91	1.83	1.61	1.18	1.04	1.02
.95	.91	.87	.83	.78	.70	.63	.58	.57
16.23	15.02	14.67	13.58	12.52	11.37	10.23	9.74	9.43
25.13	31.75	29.25	27.50	27.75	27.50	27.75	35.00	22.00
35,874	35,807	38,163	38,059	38,015	37,963	37,755	37,706	37,624
35,854	37,745	38,099	38,043	37,993	37,956	37,728	37,668	37,616
36,030	37,945	38,191	38,133	38,057	38,005	37,761	37,711	37,679
—	—	—	—	—	—	5 for 4	—	—
2.0%	2.1%	2.1%	2.2%	2.6%	2.6%	2.3%	2.3%	2.7%
8.5%	8.8%	8.9%	9.4%	10.2%	10.3%	8.6%	8.0%	8.4%
15.2%	15.4%	15.0%	14.7%	15.3%	14.9%	11.8%	10.9%	11.1%
40.8%	41.0%	41.0%	40.6%	38.7%	38.0%	37.1%	35.7%	35.9%
2.0	2.0	2.2	2.4	2.9	3.2	3.8	4.3	4.5
10.6	14.2	13.8	14.4	15.2	17.1	23.5	33.7	21.6

STATEMENTS OF EARNINGS

Kelly Services, Inc. and Subsidiaries

	2001	2000	1999
	(In thousands of dollars except per share items)		
Sales of services	**$ 4,256,892**	$ 4,487,291	$ 4,269,113
Cost of services	**3,559,037**	3,694,982	3,503,052
Gross profit	**697,855**	792,309	766,061
Selling, general and administrative expenses	**669,888**	655,191	622,110
Earnings from operations	**27,967**	137,118	143,951
Gain on disposition of property	**–**	8,567	–
Interest expense, net	**(381)**	(409)	(241)
Earnings before income taxes	**27,586**	145,276	143,710
Income taxes	**11,037**	58,100	58,600
Net earnings	**$ 16,549**	$ 87,176	$ 85,110
Basic earnings per share	**$ .46**	$ 2.44	$ 2.37
Diluted earnings per share	**$ 46**	$ 2.43	$ 2.36
Dividends per share	**$ .85**	$ .99	$ .95
Average shares outstanding (thousands):			
Basic	**35,829**	35,721	35,854
Diluted	**35,930**	35,843	36,030

See accompanying Notes to Financial Statements.

STATEMENTS OF CASH FLOWS

Kelly Services, Inc. and Subsidiaries

	2001	2000	1999
		(In thousands of dollars)	
Cash flows from operating activities			
Net earnings	$ 16,549	$ 87,176	$ 85,110
Noncash adjustments:			
Depreciation and amortization	44,396	39,465	36,238
Gain on disposition of property	–	(8,567)	–
Deferred income taxes	(242)	(593)	(2,678)
Changes in operating assets and liabilities	84,092	(28,624)	(3,206)
Net cash from operating activities	144,795	88,857	115,464
Cash flows from investing activities			
Capital expenditures	(42,525)	(54,237)	(76,696)
Acquisition of building	(11,783)	–	–
Proceeds from disposition of property	–	10,309	–
Short-term investments	1,764	3,624	6,051
Decrease (increase) in other assets	3,317	(8,018)	(10,872)
Acquisition of companies	(192)	(20,923)	(5,557)
Net cash from investing activities	(49,419)	(69,245)	(87,074)
Cash flows from financing activities			
(Decrease) increase in short-term borrowings	(24,900)	10,629	(419)
Dividend payments	(30,408)	(35,303)	(34,041)
Exercise of stock options and other	139	85	854
Purchase of treasury stock	(64)	(5,737)	(551)
Net cash from financing activities	(55,233)	(30,326)	(34,157)
Net change in cash and equivalents	40,143	(10,714)	(5,767)
Cash and equivalents at beginning of year	43,318	54,032	59,799
Cash and equivalents at end of year	$ 83,461	$ 43,318	$ 54,032

See accompanying Notes to Financial Statements.

BALANCE SHEETS

Kelly Services, Inc. and Subsidiaries

ASSETS	2001	2000	1999
		(In thousands of dollars)	
Current Assets			
Cash and equivalents	$ 83,461	$ 43,318	$ 54,032
Short-term investments	630	2,394	6,018
Accounts receivable, less allowances of $12,105, $13,614 and $13,575, respectively	539,692	631,771	602,485
Prepaid expenses and other current assets	24,950	24,903	22,801
Deferred taxes	21,469	18,688	20,983
Total current assets	670,202	721,074	706,319
Property and Equipment			
Land and buildings	56,639	44,971	49,458
Equipment, furniture and leasehold improvements	275,063	253,666	231,654
Accumulated depreciation	(119,729)	(97,552)	(94,112)
Total property and equipment	211,973	201,085	187,000
Noncurrent Deferred Taxes	31,415	33,521	29,849
Intangibles and Other Assets	125,791	133,896	110,523
Total Assets	$ 1,039,381	$ 1,089,576	$ 1,033,691

See accompanying Notes to Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000	1999
		(In thousands of dollars)	
Current Liabilities			
Short-term borrowings	$ 32,939	$ 57,839	$ 47,210
Accounts payable	65,896	69,375	73,516
Payroll and related taxes	177,134	187,803	166,866
Accrued insurance	24,071	21,003	25,035
Income and other taxes	48,149	48,814	49,005
Total current liabilities	348,189	384,834	361,632
Noncurrent Liabilities			
Accrued insurance	39,273	34,269	40,846
Accrued retirement benefits	44,764	47,004	48,840
Total noncurrent liabilities	84,037	81,273	89,686
Stockholders' Equity			
Capital stock, $1.00 par value Class A common stock, shares issued 36,609,078 at 2001, 36,609,040 at 2000 and 36,602,210 at 1999	36,609	36,609	36,602
Class B common stock, shares issued 3,506,788 at 2001, 3,506,826 at 2000 and 3,513,656 at 1999	3,507	3,507	3,514
Treasury stock, at cost Class A common stock, 4,232,542 shares at 2001, 4,363,578 at 2000 and 4,234,524 at 1999	(81,721)	(84,251)	(80,538)
Class B common stock, 15,675 shares at 2001, 12,817 at 2000 and 7,767 at 1999	(435)	(371)	(248)
Paid-in capital	17,035	16,371	15,761
Earnings invested in the business	661,483	675,388	623,564
Accumulated foreign currency adjustments	(29,323)	(23,784)	(16,282)
Total stockholders' equity	607,155	623,469	582,373
Total Liabilities and Stockholders' Equity	$ 1,039,381	$ 1,089,576	$ 1,033,691

Statements of Stockholders' Equity

Kelly Services, Inc. and Subsidiaries

	2001	2000	1999
		(In thousands of dollars)	
Capital Stock			
Class A common stock			
Balance at beginning of year	$ 36,609	$ 36,602	$ 36,541
Conversions from Class B	–	7	61
Balance at end of year	36,609	36,609	36,602
Class B common stock			
Balance at beginning of year	3,507	3,514	3,575
Conversions to Class A	–	(7)	(61)
Balance at end of year	3,507	3,507	3,514
Treasury Stock			
Class A common stock			
Balance at beginning of year	(84,251)	(80,538)	(81,669)
Exercise of stock options, restricted stock awards, and other	1,609	1,379	1,438
Treasury stock issued for acquisitions	921	522	244
Purchase of treasury stock	–	(5,614)	(551)
Balance at end of year	(81,721)	(84,251)	(80,538)
Class B common stock			
Balance at beginning of year	(371)	(248)	(248)
Purchase of treasury stock	(64)	(123)	–
Balance at end of year	(435)	(371)	(248)
Paid-in Capital			
Balance at beginning of year	16,371	15,761	14,844
Exercise of stock options, restricted stock awards, and other	453	498	808
Treasury stock issued for acquisitions	211	112	109
Balance at end of year	17,035	16,371	15,761
Earnings Invested in the Business			
Balance at beginning of year	675,388	623,564	572,517
Net earnings	16,549	87,176	85,110
Dividends	(30,454)	(35,352)	(34,063)
Balance at end of year	661,483	675,388	623,564
Accumulated Foreign Currency Adjustments			
Balance at beginning of year	(23,784)	(16,282)	(7,796)
Equity adjustment for foreign currency	(5,539)	(7,502)	(8,486)
Balance at end of year	(29,323)	(23,784)	(16,282)
Stockholders' Equity at end of year	$ 607,155	$ 623,469	$ 582,373
Comprehensive Income			
Net earnings	$ 16,549	$ 87,176	$ 85,110
Other comprehensive income - Foreign currency adjustments	(5,539)	(7,502)	(8,486)
Comprehensive income	$ 11,010	$ 79,674	$ 76,624

See accompanying Notes to Financial Statements.

Kelly Services, Inc. and Subsidiaries

(In thousands of dollars except share and per share items)

1. Summary of Significant Accounting Policies

Fiscal Year The Company's fiscal year ends on the Sunday nearest to December 31. The three most recent years, all of which contained 52 weeks, ended on December 30, 2001 (2001), December 31, 2000 (2000) and January 2, 2000 (1999).

Principles of Consolidation The financial statements include the accounts and operations of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

Acquisitions In 2000, the Company acquired the ProStaff Group in the U.S. (Wisconsin), the Business Trends Group, headquartered in Singapore, with offices in six Southeast Asia countries, and ETT Extra in Spain. In 1999, the Company completed acquisitions in Australia, Luxembourg, Mexico and Sweden. All of the acquisitions were accounted for as purchases and did not have a material effect on the assets, liabilities, revenues or net earnings of the Company.

Foreign Currency Translation Substantially all of the Company's international subsidiaries use their local currency as their functional currency. Revenue and expense accounts of foreign subsidiaries are translated to U.S. dollars at average exchange rates, while assets and liabilities are translated to U.S. dollars at year-end exchange rates. Resulting translation adjustments, net of deferred taxes of $600, $1,100 and $700 in 2001, 2000 and 1999, respectively, are reported as accumulated foreign currency adjustments in stockholders' equity and are recorded as a component of comprehensive income.

Revenue Recognition Revenue from sales of services is recognized as services are provided by the temporary, contract or leased employees. Revenue from permanent placement services is recognized at the time the permanent placement candidate begins full-time employment. Provisions for sales allowances, based on historical experience, are recognized at the time the related sale is recognized.

Allowance for Bad Debts The Company records an allowance for bad debts based on historical bad debt experience, customer payment patterns and current economic trends. The Company reviews the adequacy of the allowance for bad debts on a quarterly basis and, if necessary, increases or decreases the balance.

Advertising Expenses Advertising expenses, which are expensed as incurred, were $13,500, $15,800 and $15,000 in 2001, 2000 and 1999, respectively.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and Equivalents Cash and equivalents are stated at cost, which approximates market. The Company considers securities with original maturities of three months or less to be cash and equivalents.

Property and Equipment Property and equipment are stated at cost and are depreciated over their estimated useful lives, principally by the straight-line method. Estimated useful lives range from 15 to 45 years for land improvements, buildings and building improvements, 5 years for equipment, furniture and leasehold improvements and 3 to 12 years for computer hardware and software. The Company capitalizes external costs and internal payroll costs incurred in the development of software for internal use in accordance with American Institute of Certified Public Accountants Statement of Position No. 98-1. Capitalized software is included with equipment, furniture and leasehold improvements on the balance sheet. Depreciation expense was $41,500 for 2001, $37,200 for 2000 and $33,900 for 1999.

Intangible Assets Purchased intangible assets, other than goodwill, are valued at acquisition cost and are amortized over their respective useful lives (up to 10 years) on a straight-line basis. Goodwill derived from acquisitions is capitalized and amortized over periods ranging from 20 to 40 years. The Company periodically assesses the recoverability of its goodwill based upon projected future cash flows.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," which requires the discontinuance of goodwill amortization. SFAS 142 is required to be applied for fiscal years beginning after December 15, 2001, with certain early adoption permitted. The Company expects to adopt SFAS 142 in its first fiscal quarter of 2002, and does not expect the adoption to have a material effect on its financial condition. The elimination of goodwill amortization is expected to benefit 2002 earnings before income taxes by approximately $2,700.

Payroll and Related Taxes Included in payroll and related taxes are outstanding payroll checks in excess of funds on deposit. Such amounts totaled $32,200, $29,400 and $23,200 at year-end 2001, 2000 and 1999, respectively.

Workers' Compensation Expense The Company establishes accruals for workers' compensation claims utilizing actuarial methods to estimate the undiscounted future cash payments that will be made to satisfy the claims. The estimates are based both on historical experience as well as

(In thousands of dollars except share and per share items)

current legal, economic and regulatory factors. The ultimate cost of these claims may be greater than or less than the established accrual. However, the Company believes that any such adjustments will not materially affect its consolidated financial position.

Reclassifications Certain prior year amounts have been reclassified to conform with the current presentation.

2. Short-term Investments

Short-term investments are classified as available for sale. Federal, state and local government obligations included in short-term investments represented 0%, 40% and 60% of the total in 2001, 2000 and 1999, respectively. The carrying amounts approximate market value at December 30, 2001, December 31, 2000 and January 2, 2000.

Interest income was $2,301, $2,770 and $2,272 for the years 2001, 2000 and 1999, respectively.

3. Land Sale

On October 9, 2000, the Company sold undeveloped land for $10,309. The Company recognized a pretax gain in 2000 of $8,567, which is included in gain on disposition of property. The proceeds from the sale of property were used on January 8, 2001 for the purchase of an office building that will be utilized by the Company for future expansion. For tax purposes, the transaction has been treated as an IRS Code Section 1031 tax-free exchange.

4. Intangibles and Other Assets

Intangibles includes goodwill of $85,400, $86,900 and $67,900 at year-end 2001, 2000 and 1999, respectively. Accumulated amortization of goodwill at year-end 2001, 2000 and 1999 was $11,700, $9,500 and $7,900, respectively. Goodwill and other intangibles amortization expense was $2,900 in 2001 and $2,300 in 2000 and 1999.

Other assets includes the cash surrender value of certain company-owned variable universal life insurance policies, as more fully described in Note 9.

5. Short-term Borrowings

The Company has a committed $100 million, five-year unsecured multi-currency revolving credit facility used to fund working capital, acquisitions and for general corporate purposes. The facility expires in 2003. The interest rate applicable to borrowings under the line of credit is 20 basis points over LIBOR and may include additional costs if the funds are drawn from certain countries. LIBOR rates varied by currency and ranged from 1.9% to 4.3% at December 30, 2001. Borrowings under this arrangement were $23,600, $44,300 and $47,200 at year-end 2001, 2000 and 1999, respectively.

During September 2000, the Company arranged an $8,300 one-year uncommitted credit facility to be used to fund its Singapore acquisition. During 2001, the amount was increased to $11,000 and the term extended to March 2002. The outstanding balance totaled $7,800 and $7,400 at December 30, 2001 and December 31, 2000, respectively. The interest rate for this loan was 2.2% at December 30, 2001.

The Company has additional uncommitted one-year credit facilities in a number of countries which aggregate to $25,000 as of December 30, 2001. Borrowings under these lines totaled $1,500 and $6,100 at year-end 2001 and 2000, respectively. Interest rates ranged from 4.0% to 6.5% at December 30, 2001.

All of the borrowings are foreign currency denominated and support the Company's international working capital position. The carrying amounts of the Company's borrowings under the lines of credit described above approximate their fair values.

Interest expense, interest payments and weighted average interest rates related to the short-term borrowings for 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Interest expense	$ 2,682	$ 3,179	$ 2,513
Interest payments	2,698	2,672	2,567
Weighted average interest rate	3.3%	5.5%	4.6%

6. Capitalization

The authorized capital stock of the Company is 100,000,000 shares of Class A common stock and 10,000,000 shares of Class B common stock. Class A shares have no voting rights and are not convertible. Class B shares have voting rights and are convertible into Class A shares on a share-for-share basis at any time. Both classes of stock have identical rights in the event of liquidation.

During 2001, the Company repurchased 2,858 shares of its Class B common stock. The total value of the Class B shares repurchased was $64. During 2000, the Company repurchased 227,500 shares of its Class A common stock. The total value of the Class A shares repurchased was $5,614. The Company also repurchased 5,050 shares of its Class B common stock during 2000 at a total cost of $123. During December 1999, the Company repurchased 22,500 shares of its Class A common stock. The total value of the Class A shares repurchased was $551.

7. Earnings Per Share

The reconciliations of earnings per share computations for the fiscal years 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Net earnings	$ 16,549	$ 87,176	$ 85,110
Determination of shares (thousands):			
Weighted average common shares outstanding	35,829	35,721	35,854
Effect of dilutive securities:			
Stock of options	1	–	41
Restricted and performance awards and other	100	122	135
Weighted average common shares outstanding – assuming dilution	35,930	35,843	36,030
Earnings per share – basic	$ .46	$ 2.44	$ 2.37
Earnings per share – assuming dilution	$ .46	$ 2.43	$ 2.36

Stock options to purchase 2,503,000, 2,309,000 and 1,162,000 shares of common stock at a weighted average price per share of $27.04, $27.30 and $31.52 were outstanding during 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share. The exercise prices of these options were greater than the average market price of the common shares and the options were therefore anti-dilutive.

8. Supplemental Cash Flow Information

Changes in operating assets and liabilities, as disclosed in the statements of cash flows, for the years 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Decreased (increase) in accounts receivable	$ 85,470	$ (31,748)	$ (26,972)
Increase in prepaid expenses and other current assets	(1,371)	(2,997)	(9,138)
Increase (decrease) in accounts payable	1,184	(5,678)	(3,059)
(Decrease) increase in payroll and related taxes	(9,075)	22,208	23,614
Increase (decrease) in accrued insurance	8,079	(10,590)	(924)
(Decrease) increase in income and other taxes	(195)	181	13,273
Total	$ 84,092	$ (28,624)	$ (3,206)

Cash flows from short-term investments for 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Sales/Maturities	$ 2,318	$ 8,507	$ 7,803
Purchases	(554)	(4,883)	(1,752)
Total	$ 1,764	$ 3,624	$ 6,051

9. Retirement Benefits

The Company provides a qualified defined contribution plan covering substantially all full-time employees, except officers and certain other management employees. Upon approval by the Board of Directors, a discretionary contribution based on eligible wages is funded annually. The plan also offers a savings feature with Company matching contributions. Assets of this plan are held by an independent trustee for the sole benefit of participating employees.

A nonqualified deferred compensation plan is provided for officers and certain other management employees. Upon approval by the Board of Directors, a discretionary contribution based on eligible wages is made annually. This plan also includes provisions for salary deferrals and Company matching contributions.

The liability for the unqualified plan was $44,800, $47,000 and $48,800 as of year-end 2001, 2000 and 1999, respectively, and is included in accrued retirement benefits. In connection with the administration of this plan, the Company has purchased company-owned variable universal life insurance policies insuring the lives of certain officers and key employees. The cash surrender value of these policies, which is based primarily on investments in publicly traded mutual funds, was $44,200, $49,200 and $44,100 at year-end 2001, 2000 and 1999, respectively. These investments are included in intangibles and other assets and are restricted for the use of funding this plan.

Amounts expensed for retirement benefits totaled $7,700 in 2001, $5,300 in 2000 and $7,600 in 1999.

10. Income Taxes

Pretax income (loss) for the years 2001, 2000 and 1999 was taxed under the following jurisdictions:

	2001	2000	1999
Domestic	$ 38,597	$ 149,431	$ 134,572
Foreign	(11,011)	(4,155)	9,138
Total	$ 27,586	$ 145,276	$ 143,710

The provision for income taxes was as follows:

	2001	2000	1999
Current tax expense:			
U.S. federal	$ 6,780	$ 43,151	$ 42,898
U.S. state and local	2,000	10,840	11,500
Foreign	2,499	4,702	6,880
Total current	11,279	58,693	61,278
Total deferred	(242)	(593)	(2,678)
Total provision	$ 11,037	$ 58,100	$ 58,600

(In thousands of dollars except share and per share items)

Deferred tax assets are comprised of the following:

	2001	2000	1999
Depreciation and amortization	$ (14,158)	$ (8,628)	$ (6,420)
Employee compensation and benefit plans	26,112	26,055	23,276
Workers' compensation	22,154	19,127	22,352
Translation adjustment	4,058	3,504	2,417
Bad debt allowance	3,194	4,237	3,896
Loss carryforwards	9,350	6,271	4,793
Valuation allowance	(3,330)	(1,581)	(3,118)
Other, net	5,504	3,224	3,636
Total deferred tax assets	$ 52,884	$ 52,209	$ 50,832

The differences between income taxes for financial reporting purposes and the U.S. statutory rate of 35% are as follows:

	2001	2000	1999
Income tax based on statutory rate	$ 9,655	$ 50,847	$ 50,299
State income taxes, net of federal benefit	1,300	7,046	7,475
General business credits	(1,755)	(2,275)	(2,275)
Life insurance cash surrender value	2,236	(2,538)	(125)
Other, net	(399)	5,020	3,226
Total	$ 11,037	$ 58,100	$ 58,600

The Company has loss carryforwards, all related to foreign operations, at December 30, 2001 totaling $28,113 which expire as follows:

Year	Amount
2002-2004	$ 11
2005-2007	2,837
2008-2011	7,330
No expiration	17,935
Total	$ 28,113

The Company has established a valuation allowance for loss carryforwards related to certain foreign operations, which management believes may not be utilized before expiration.

Provision has not been made for U.S. or additional foreign income taxes on an estimated $16,750 of undistributed earnings of foreign subsidiaries, which are permanently reinvested. If such earnings were to be remitted, management believes that U.S. foreign tax credits would largely eliminate any such U.S. and foreign income taxes.

The Company paid income taxes of $12,700 in 2001, $58,800 in 2000 and $53,400 in 1999.

11. Performance Incentive Plan

Under the Performance Incentive Plan (the "Plan"), the Company may grant stock options (both incentive and nonqualified), stock appreciation rights (SARs), restricted awards and performance awards to key employees utilizing the Company's Class A stock. Stock options may not be granted at prices less than the fair market value on the date of grant, nor for a term exceeding 10 years. The Plan provides that the maximum number of shares available for grants is 10 percent of the outstanding Class A stock, adjusted for Plan activity over the preceding five years. Shares available for future grants at year-end 2001, 2000 and 1999 were 1,269,000, 1,283,000 and 946,000, respectively.

The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for incentive and nonqualified stock options. If compensation cost had been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income would have been reduced by $1,686, $1,729 and $1,487 for 2001, 2000 and 1999, respectively, and basic and diluted earnings per share would have been reduced by $.05 in 2001 and 2000 and $.04 in 1999.

Since stock options generally become exercisable over several years and additional grants are likely to be made in future years, the pro forma amounts for compensation cost may not be indicative of the effects on net income and earnings per share for future years.

The fair value of each option included in the following tables is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Dividend yield	4.0%	4.0%	4.0%
Risk-free interest rate	5.0%	5.9%	5.7%
Expected volatility	30.0%	29.0%	30.0%
Expected lives	6 yrs	6 yrs	6 yrs

A summary of the status of stock option grants under the Plan as of December 30, 2001, December 31, 2000 and January 2, 2000, and changes during the years ended on those dates, is presented as follows:

1999:	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	1,330,000	$ 30.78
Granted	592,000	25.05
Exercised	(32,000)	26.80
Cancelled	(298,000)	30.54
Outstanding at end of year	1,592,000	$ 28.77
Options exercisable at year end	552,000	$ 29.08
Weighted average fair value of options granted during the year	$ 6.30	

2000:	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	1,592,000	$ 28.77
Granted	730,000	24.01
Exercised	(2,000)	24.77
Cancelled	(197,000)	27.15
Outstanding at end of year	2,123,000	$ 27.29
Options exercisable at year end	763,000	$ 29.05
Weighted average fair value of options granted during the year	$ 5.98	

2001:	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	2,123,000	$ 27.29
Granted	539,000	24.36
Exercised	(4,000)	24.68
Cancelled	(288,000)	27.52
Outstanding at end of year	2,370,000	$ 26.60
Options exercisable at year end	1,022,000	$ 28.25
Weighted average fair value of options granted during the year	$ 5.86	

The following table summarizes information about options outstanding at December 30, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 12/30/01	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable as of 12/30/01	Weighted Average Exercise Price
$21.00-23.00	159,000	9.83	$21.18	3,000	$22.75
$23.01-24.00	550,000	8.20	24.00	137,000	24.00
$24.01-25.00	430,000	6.77	24.50	226,000	24.54
$25.01-26.00	400,000	9.57	25.60	2,000	25.54
$26.01-30.00	409,000	5.05	27.90	343,000	27.89
$30.01-38.50	422,000	5.52	33.84	311,000	33.31
$21.00-38.50	2,370,000	7.26	$26.60	1,022,000	$28.25

Restricted awards are issued to certain key employees and are subject to forfeiture until the end of an established restriction period. Restricted awards totaling 166,500, 105,400 and 87,000 shares were granted under the Plan during 2001, 2000 and 1999, respectively. The weighted average grant date price of such awards was $26.21, $24.02 and $26.55 for 2001, 2000 and 1999, respectively. Restricted awards outstanding totaled 241,000, 165,000 and 104,000 shares at year-ends 2001, 2000 and 1999, respectively, and have a weighted average remaining life of 1.9 years at December 30, 2001.

Under the Plan, performance awards may be granted to certain key employees, the payout of which is determined by the degree of attainment of objectively determinable performance goals over the established relevant performance period. No performance awards were granted during 2001, 2000 or 1999. There were no unearned performance awards outstanding at December 30, 2001 and December 31, 2000. Unearned performance awards outstanding at year-end 1999 were 70,000.

Total compensation cost recognized for restricted and performance awards was $2,200, $2,000 and $1,000 for 2001, 2000 and 1999, respectively. As of December 30, 2001, no SARs have been granted under the Plan.

12. Lease Commitments

The Company conducts its field operations primarily from leased facilities. The following is a schedule by fiscal year of future minimum commitments under operating leases as of December 30, 2001:

Fiscal year:	
2002	$ 37,600
2003	28,900
2004	20,100
2005	14,700
2006	9,500
Later years	17,800
Total	$ 128,600

Lease expense for 2001, 2000 and 1999 amounted to $44,500, $45,100 and $43,100, respectively.

13. Contingencies

The Company is subject to various legal proceedings, claims and liabilities which arise in the ordinary course of its business. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance and it is reasonably possible that some of the foregoing matters could be decided unfavorably to the Company. Although the amount of the liability at December 30, 2001 with respect to these matters cannot be ascertained, the Company believes that any resulting liability will not be material to the financial statements of the Company at December 30, 2001.

The Company has no material unrecorded commitments, losses, contingencies or guarantees associated with any related parties or unconsolidated entities.

14. Segment Disclosures

The Company's reportable segments are: (1) U.S. Commercial Staffing, (2) Professional, Technical and Staffing Alternatives (PTSA) and (3) International. U.S. Commercial Staffing includes traditional office services, along with education, call center and light industrial staffing. PTSA includes various specialty staffing services ranging from finance and engineering to information and health care, along with the businesses of staff leasing, outsourcing, consulting, recruitment and general contractor services. International includes staffing services in the countries outside the U.S. listed below. The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies."

During 2001, international operations were conducted in Australia, Belgium, Canada, Denmark, France, Germany, Hong Kong, India, Indonesia, Ireland, Italy, Luxembourg, Malaysia, Mexico, the Netherlands, New Zealand, Norway, the Philippines,

(In thousands of dollars except share and per share items)

Puerto Rico, Russia, Singapore, Spain, Sweden, Switzerland, Thailand and the United Kingdom.

The following table presents information about the reported operating income of the Company for the fiscal years 2001, 2000 and 1999. Segment data presented is net of intersegment revenues. Asset information by reportable segment is not reported, since the Company does not produce such information internally.

	2001	2000	1999
Sales:			
U.S. Commercial Staffing	$ 2,097,703	$ 2,328,065	$ 2,244,558
PTSA	1,072,190	1,057,749	940,264
International	1,086,999	1,101,477	1,084,291
Consolidated Total	$ 4,256,892	$ 4,487,291	$ 4,269,113
Earnings from Operations:			
U.S. Commercial Staffing	$ 115,406	$ 181,900	$ 190,808
PTSA	47,399	72,534	55,111
International	9,414	21,545	32,576
Corporate	(144,252)	(138,861)	(134,544)
Consolidated Total	$ 27,967	$ 137,118	$ 143,951

Specified items included in segment earnings for the fiscal years 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Depreciation and Amortization:			
U.S. Commercial Staffing	$ 5,322	$ 5,881	$ 5,911
PTSA	2,747	2,597	2,395
International	11,723	11,137	11,228
Corporate	24,604	19,850	16,704
Consolidated Total	$ 44,396	$ 39,465	$ 36,238
Interest Income:			
U.S. Commercial Staffing	$ -	$ -	$ -
PTSA	-	107	23
International	417	630	615
Corporate	1,884	2,033	1,634
Consolidated Total	$ 2,301	$ 2,770	$ 2,272
Interest Expense:			
U.S. Commercial Staffing	$ -	$ -	$ -
PTSA	-	-	-
International	2,542	3,020	2,389
Corporate	140	159	124
Consolidated Total	$ 2,682	$ 3,179	$ 2,513

A summary of long-lived assets information by geographic area as of the years ended 2001, 2000 and 1999 follows:

	2001	2000	1999
Long-Lived Assets:			
Domestic	$ 218,774	$ 205,945	$ 177,930
International	73,597	78,669	74,463
Total	$ 292,371	$ 284,614	$ 252,393

Long-lived assets include property and equipment and intangible assets. No single foreign country's long-lived assets were material to the consolidated long-lived assets of the Company.

Foreign revenue is based on the country in which the legal subsidiary is domiciled. No single foreign country's revenue was material to the consolidated revenues of the Company.

Results of Operations
2001 versus 2000

Sales for 2001 totaled $4.257 billion, a decrease of 5.1% compared to the $4.487 billion reported in the prior year. The decrease was a result of a decline in hours worked of 7.7% partially offset by an increase in average hourly bill rates of 2.0%.

The 2001 gross profit rate averaged 16.4%, a decrease of 1.3 percentage points compared to the 17.7% rate earned in 2000. This reflected decreases in the gross profit rates of all three of the Company's business segments.

Selling, general and administrative expenses expressed as a percentage of sales were 15.7%, a 1.1 percentage point increase compared to the 14.6% rate in the prior year. Selling, general and administrative expenses totaled $669.9 million and grew 2.2% from 2000.

The Company implemented a number of expense reduction initiatives that increasingly began to show results as the year progressed. These initiatives included targeted staff and expense reductions in both field operations and headquarters units.

Earnings from operations totaled $28.0 million, a 79.6% decrease compared to the $137.1 million reported for 2000. Earnings were 0.7% of sales as compared to 3.1% for 2000.

Net interest expense was $381 thousand in 2001 and $409 thousand in 2000. Net interest expense for the year was essentially flat and was attributable to higher average cash levels and reduced short-term debt balances, both impacted by lower interest rates.

The effective income tax rate was 40.0% in 2001 and 2000.

Net earnings totaled $16.5 million in 2001, a decrease of 81.0% compared to the $87.2 million earned in 2000. The rate of return on sales was 0.4% compared with last year's 1.9% rate. Diluted earnings per share for 2001 were $.46, an 81.1% decrease as compared to diluted earnings per share of $2.43 in 2000.

U.S. Commercial Staffing

Sales in the U.S. Commercial Staffing segment totaled $2.098 billion, a 9.9% decrease compared to the $2.328 billion reported for 2000. This reflected a decrease in hours worked of 13.6% partially offset by an increase in average hourly bill rates of 4.4%. Year-over-year sales comparisons were flat in the first quarter, and declined consistently over the balance of the year reflecting a 7.7% decrease in the second quarter, a 14.3% decrease in the third quarter and a 16.6% decrease in the fourth quarter. The Company expects continued significantly negative U.S. Commercial Staffing year-over-year sales comparisons for at least the first and second quarters of 2002.

U.S. Commercial sales represented 49% of total Company sales in 2001 and 51% of total Company sales in 2000.

U.S. Commercial earnings decreased 36.6% in 2001, as a result of both the sales decrease and lower gross profit rates. The decline in gross profit rates reflects an ongoing shift in mix of sales to larger customers and decreases in fee based income. U.S. Commercial gross margins may continue to decrease in 2002 as the Company expects its large corporate and national accounts will continue to increase as a percentage of total sales.

Professional, Technical and Staffing Alternatives

Sales in the Professional, Technical and Staffing Alternatives (PTSA) segment totaled $1.072 billion, an increase of 1.4% compared to the $1.058 billion reported in 2000. The growth is due to an increase in average hourly bill rates of 5.3% partially offset by a decrease in hours worked of 5.2% in the temporary staffing businesses. In addition, there was an increase in revenues of 6.0% in the staffing alternatives businesses which include staff leasing and management services. On a year-over-year basis, fourth quarter PTSA sales declined 1.0%. This is a decrease from the 3.1% growth in the first quarter, 3.6% growth in the second quarter and a 0.2% decrease in the third quarter.

Results continued to be mixed among the 13 business units that comprise PTSA. Kelly Healthcare, Kelly Financial and General Contractor Services were the leading performers during the year, exhibiting positive sales growth. Kelly Staff Leasing maintained positive sales growth throughout the year as well. However, several units within PTSA did experience sales decreases as the year progressed. In particular, Automotive Services Group and the Law Registry experienced double-digit sales declines as compared to 2000. These decreases, however, were consistent with industry trends in their staffing sectors.

PTSA sales represented 25% of total Company sales in 2001 and 24% of total Company sales in 2000.

PTSA earnings decreased 34.7% from 2000. During the first nine months of 2001, the Company continued to invest in those professional and technical businesses which exhibited stronger growth. The Company opened 13 new branches and implemented new technology, which caused expenses to be higher as compared to the prior year. In addition, recruitment fee income decreased significantly in many PTSA business units, which negatively impacted the Company's gross profit rate.

International

Translated U.S. dollar sales in International totaled $1.087 billion, a 1.3% decrease compared to the $1.101 billion reported in 2000. This decrease resulted from a decline in the U.S. dollar average hourly bill rates of 3.9% partially offset by an increase in hours worked of 2.9%.

However, on a same currency basis, international revenue increased 2.5%. This compared to 9.9% same currency sales growth in 2000. Year-over-year same currency sales for the fourth quarter of 2001 decreased 3%. This compared to 6% same currency sales growth in the first quarter, 4% growth in the second quarter and 2% growth in the third quarter. Global slowing in staffing demand worsened over the course of 2001 in the International segment. The slowdown was initially felt in Australia, Canada and Puerto Rico. In the fourth quarter, the decline was most apparent in Continental Europe.

International sales represented 26% of total Company sales in 2001 and 25% of total Company sales in 2000.

International earnings decreased 56.3% from 2000, reflecting the slowing in staffing demand. In addition, decreases in fee based income negatively impacted gross profit rates. However, the Company continued to see significant progress in the U.K. throughout the year. Expense reduction initiatives allowed the U.K. to significantly improve profitability in 2001. Finally, during 2001, the Company expanded geographic coverage to 26 countries with the opening of an office in Hong Kong.

Results of Operations
2000 versus 1999

Sales totaled $4.487 billion in 2000, an increase of 5.1% compared to the $4.269 billion for 1999. This increase was a result of an increase of hours worked of 5.3% partially offset by a decrease in average hourly bill rates of 1.0%.

The 2000 gross profit rate averaged 17.7%, which was 0.2% lower than the 17.9% rate earned in 1999. This reflected lower rates in the U.S. Commercial and International segments partially offset by an increase in the gross profit rate of PTSA.

Selling, general and administrative expenses expressed as a percentage of sales were 14.6% in 2000 and 1999. The expense rate in 2000 reflected the elimination of Year 2000 Project costs, offset in part by increased depreciation expenses associated with the Company's technology investments.

Earnings from operations totaled $137.1 million, a 4.7% decrease from the $144.0 million reported for 1999. Earnings were 3.1% of sales as compared to 3.4% for 1999.

During October 2000, the Company sold undeveloped land for $10.3 million and recognized a pretax gain of $8.6 million. The proceeds from the sale were used in January 2001 for the purchase of an office building that will be utilized by the Company for future expansion.

Net interest expense was $409 thousand compared to $241 thousand in 1999. This reflected higher average borrowing levels and higher interest rates throughout the year.

The effective income tax rate was 40.0% in 2000 as compared to 40.8% in 1999, reflecting continued reductions in the Company's consolidated state and local tax rate.

Net earnings totaled a record $87.2 million in 2000, a 2.4% increase over 1999. The rate of return on sales was 1.9%, compared with the 2.0% rate in 1999. Basic earnings per share were $2.44, a 3.0% increase over 1999. Diluted earnings per share for 2000 were $2.43, a 3.0% increase compared to $2.36 for 1999.

U.S. Commercial Staffing

Sales in the U.S. Commercial Staffing segment grew by 3.7% for the full year. This reflected an increase in average hourly bill rates of 4.0% partially offset by a decrease in hours worked of 0.5%. Sales growth improved consistently from a decrease of 0.4% in the first quarter, to 2.0%, 5.6% and 7.6% growth in the second, third and fourth quarters, respectively.

U.S. Commercial earnings decreased 4.7% in 2000, due to a continued shift to larger corporate account business, which negatively impacted gross profit rates.

Professional, Technical and Staffing Alternatives

PTSA sales grew in 2000 by 12.5% compared to 1999. The growth was due to an increase in hours worked of 4.9% and an increase in the average hourly bill rates of 5.8% in temporary staffing businesses, as well as an increase in revenues of 15.6% in the staffing alternatives businesses. Within the PTSA segment, growth was particularly strong in the science, healthcare and staff leasing business units.

PTSA earnings increased 31.6% from 1999, reflecting sales growth of 12.5%, combined with a significant gross profit rate increase and favorable expense leverage.

International

The strong U.S. dollar significantly weakened translated sales for the International segment. International sales grew by 1.6% as compared to 1999. This reflected an increase in hours worked of 18.6% partially offset by a decrease in translated U.S. dollar average hourly bill rates of 14.5%. The increase in hours was primarily due to acquisitions made in Mexico in October 1999, Singapore in September 2000 and Malaysia in October 2000. The decrease in average hourly bill rates was due to both unfavorable currency exchange and mix. However, on a constant currency basis, international sales growth was 9.9%. International sales represented 25% of total Company sales in 2000 and 1999.

International earnings decreased 33.9% from 1999, reflecting the impact of unfavorable foreign currency translation on international results. In addition, significantly lower operating results in the U.K. reflected the slowing economy and the costs associated with turnover of senior country management positions.

Liquidity and Capital Resources

Cash and short-term investments totaled $84 million at the end of 2001, an increase of $38 million from the $46 million balance at year-end 2000.

Accounts receivable totaled $540 million at year end, a decrease of $92 million from $632 million at year-end 2000, reflecting lower sales, but also improved days sales outstanding. The global days sales outstanding for the fourth quarter were 47 days, which is a three-day improvement versus the Company's performance in the prior year.

Short-term debt totaled $33 million, which decreased $25 million compared to the $58 million level in the prior year. All short-term borrowings are foreign currency denominated and reduce the Company's exposure to foreign exchange fluctuations. At year end, debt represented only 5% of total capital.

The Company's working capital position was $322 million at the end of 2001, a decrease of $14 million from 2000 and $23 million from 1999. The current ratio was 1.9 in 2001 and 2000 and 2.0 in 1999.

Capital expenditures for 2001 totaled $43 million, down 22% from the $54 million spent in 2000. Of the total, over 75% related to Information Technology investments. The Company's capital expenditures peaked in 1999 at $77 million. For 2002, capital expenditures are expected to total between $40 and $50 million.

During the first quarter of 2001, the Company acquired a fully leased commercial office building that will be used for future expansion. This transaction was the second leg of a tax-free exchange for undeveloped land the Company initiated in the fourth quarter of 2000. The land was effectively swapped for the building, but in accordance with generally accepted accounting principles, it is shown as a cash acquisition for $11.8 million during 2001. The related $10.3 million cash proceeds from the sale of property is reflected in the 2000 cash from investing activities.

Depreciation and amortization for 2001 totaled $44.4 million, a 12% increase from the $39.5 million for 2000. As a result of the implementation of Statement of Financial Accounting Standard (SFAS) No. 142 at the beginning of 2002, the Company will eliminate approximately $2.7 million of amortization of goodwill in 2002. For planning purposes, the Company expects depreciation and amortization of intangible assets other than goodwill to total approximately $45 to $50 million for 2002, reflecting on-going implementation of major IT projects.

Assets totaled $1.039 billion in 2001, compared to $1.090 billion in 2000. The decrease in assets is primarily the result of the decrease in accounts receivable offset by an increase in cash as discussed above. The return on average assets was 1.6% in 2001, 8.2% in 2000 and 8.5% in 1999.

Stockholders' equity was $607 million in 2001, which represents a 2.6% decrease from 2000. The decrease in stockholders' equity is primarily the result of dividends paid exceeding net earnings in 2001. The return on average stockholders' equity was 2.7% in 2001, 14.5% in 2000 and 15.2% in 1999.

Dividends paid per common share were $.85 in 2001, a decrease of 14.1% from 2000 dividends of $.99 per share. The quarterly dividend was reduced in the fourth quarter of 2001 by 60% to a new rate of $.10 per share per quarter, or $.40 per share annually. The cash saved from this reduction will total over $21 million per year. Dividends in 1999 were $.95 per share.

The Company's financial position remains strong. The Company continues to carry no long-term debt and expects to meet its growth requirements principally through cash generated from operations, available cash and short term investments and committed unused credit facilities totaling $76 million at December 30, 2001.

The Company has no material unrecorded commitments, losses, contingencies or guarantees associated with any related parties or unconsolidated entities.

Market Risk-Sensitive Instruments and Positions

The Company does not hold or invest in derivative contracts. The Company is exposed to foreign currency risk primarily due to its net investment in foreign subsidiaries. This risk is mitigated by the use of the Company's multi-currency line of credit. This credit facility is used to borrow in local currencies which mitigates the exchange rate risk resulting from foreign currency-denominated net investments fluctuating in relation to the U.S. dollar. In addition, the Company is exposed to interest rate risks through its use of the multi-currency line of credit.

In addition, the Company is exposed to market risk as a result of its obligation to pay benefits under its nonqualified deferred compensation plan and its related investments in company-owned variable universal life insurance policies. The obligation to employees increases and decreases based on movements in the equity and debt markets. The investments in publicly traded mutual funds, as part of the company-owned variable universal life insurance policies, are designed to mitigate this risk with offsetting gains and losses.

Overall, the Company's holdings and positions in market risk-sensitive instruments do not subject the Company to material risk.

Critical Accounting Policies

The Company prepared its financial statements in conformity with accounting principles generally accepted in the United States of America. In this process, it is necessary for management to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and the attached notes. These estimates and assumptions have been developed based upon all available information using the Company's best estimates. However, actual results can differ from assumed and estimated amounts.

The significant accounting policies applied in preparing the Company's financial statements are described in Note 1 to the financial statements. Policies which are considered critical are described below.

Revenue Recognition

Revenue from sales of services is recognized as services are provided by the temporary, contract or leased employees. Revenue from permanent placement services is recognized at the time the permanent placement candidate begins full-time employment. Provisions for sales allowances, based on historical experience, are recognized at the time the related sale is recognized.

Allowance for Bad Debts

The Company records an allowance for bad debts based on historical bad debt experience, customer payment patterns and current economic trends. The Company reviews the adequacy of the allowance for bad debts on a quarterly basis and, if necessary, increases or decreases the balance.

Workers' Compensation Expense

The Company establishes accruals for workers' compensation claims utilizing actuarial methods to estimate the undiscounted future cash payments that will be made to satisfy the claims. The estimates are based both on historical experience as well as current legal, economic and regulatory factors. The ultimate cost of these claims may be greater than or less than the established accrual. However, the Company believes that any such adjustments will not materially affect its consolidated financial position.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets," which requires the discontinuance of goodwill amortization. SFAS 142 is required to be applied for fiscal years beginning after December 15, 2001, with certain early adoption permitted. The Company expects to adopt SFAS 142 in its first fiscal quarter of 2002, and does not expect the adoption to have a material effect on its financial condition. The elimination of goodwill amortization is expected to benefit 2002 earnings before income taxes by approximately $2.7 million.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The Company is in the process of assessing the effect of adopting SFAS 143 and 144, which will be effective for the Company's fiscal 2003 and 2002 respectively.

Adoption of the Euro

A segment of the Company's information technology programs was devoted to changes necessary to deal with the introduction of a European single currency (the euro). The transition period for implementation was January 1, 1999, through January 1, 2002.

The introduction and use of the euro has not had a material effect on the Company's results of operations. While the Company will continue to evaluate the impact of the euro over time, the Company does not believe that the use of the euro currency will have a material adverse impact on its consolidated financial condition, cash flows or results of operations.

Forward-Looking Statements

Except for the historical statements and discussions contained herein, statements contained in this report relate to future events that are subject to risks and uncertainties, such as: competitive market pressures including pricing, changing market and economic conditions, material changes in demand from large corporate customers, availability of temporary workers with appropriate skills required by customers, increases in wages paid to temporary workers not passed on to customers, currency fluctuations, changes in laws and regulations, the Company's ability to effectively implement and manage its information technology programs, the ability of the Company to successfully expand into new markets and service lines and other factors discussed in the report and in the Company's filings with the Securities and Exchange Commission. Actual results may differ materially from any projections contained herein.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Kelly Services, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of stockholders' equity, as set forth on pages 18 through 28, present fairly, in all material respects, the financial position of Kelly Services, Inc., and its subsidiaries at December 30, 2001, December 31, 2000 and January 2, 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Detroit, Michigan

January 22, 2002

Selected Quarterly Financial Data (Unaudited)

Kelly Services, Inc. and Subsidiaries

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
		(In thousands of dollars except per share items)			
Sales of services					
2001	**$1,087,198**	**$1,066,255**	**$1,066,380**	**$1,037,059**	**$4,256,892**
2000	1,080,069	1,106,740	1,154,480	1,146,002	4,487,291
1999	1,025,959	1,066,783	1,092,002	1,084,369	4,269,113
Cost of services					
2001	**905,824**	**887,936**	**894,659**	**870,618**	**3,559,037**
2000	892,095	909,731	948,683	944,473	3,694,982
1999	846,828	876,809	893,900	885,515	3,503,052
Selling, general and administrative					
2001	**173,199**	**167,448**	**163,975**	**165,266**	**669,888**
2000	161,406	160,342	162,017	171,426	655,191
1999	153,539	154,841	155,390	158,340	622,110
Net earnings					
2001	**4,800**	**6,460**	**4,566**	**723**	**16,549**
2000	16,060	21,825	26,003	23,288	87,176
1999	15,188	20,734	25,018	24,170	85,110
Basic earnings per share (1)					
2001	**.13**	**.18**	**.13**	**.02**	**.46**
2000	.45	.61	.73	.65	2.44
1999	.42	.58	.70	.67	2.37
Diluted earnings per share (1)					
2001	**.13**	**.18**	**.13**	**.02**	**.46**
2000	.45	.61	.73	.65	2.43
1999	.42	.58	.69	.67	2.36
Dividends per share					
2001	**.25**	**.25**	**.25**	**.10**	**.85**
2000	.24	.25	.25	.25	.99
1999	.23	.24	.24	.24	.95

(1) Earnings per share amounts for each quarter are required to be computed independently and may not equal the amounts computed for the total year.

Common Stock Price Information

Kelly Services, Inc. and Subsidiaries

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2001					
Class A common					
High	$ 29.25	$ 26.00	$ 27.09	$ 24.70	$ 29.25
Low	18.50	21.90	17.85	18.34	17.85
Final	23.58	24.25	20.20	22.06	22.06
Class B common					
High	29.00	26.00	24.00	23.00	29.00
Low	24.56	21.00	19.25	19.67	19.25
Final	27.00	22.00	21.99	21.00	21.00
2000					
Class A common					
High	26.25	25.00	26.88	29.00	29.00
Low	23.00	22.06	22.13	20.25	20.25
Final	23.94	23.13	23.63	23.63	23.63
Class B common					
High	26.75	24.13	24.81	25.50	26.75
Low	22.00	22.50	24.00	24.50	22.00
Final	23.00	24.13	24.75	24.56	24.56
1999					
Class A common					
High	32.50	32.50	31.63	30.75	32.50
Low	24.13	25.00	25.38	22.88	22.88
Final	26.75	31.50	27.81	25.13	25.13
Class B common					
High	29.38	29.75	30.88	29.88	30.88
Low	28.25	26.25	23.75	24.00	23.75
Final	29.00	28.75	28.00	24.00	24.00

Kelly Services, Inc.
Corporate Headquarters

999 West Big Beaver Road
Troy, Michigan 48084-4782
(248) 362-4444
www.kellyservices.com

Investor Relations Contact

James M. Polehna
Director, Investor Relations
Kelly Services, Inc.
999 West Big Beaver Road
Troy, Michigan 48084-4782
Telephone: (248) 244-4586

Annual Meeting

The Annual Meeting of Stockholders will be held on May 14, 2002, at 11:30 a.m. Eastern Daylight Time, at the Corporate Headquarters of the Company. All Stockholders are invited to attend.

Stock Transfer Agent & Registrar

Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack, NJ 07606-3315

For assistance with transfers of stock to another name, lost or destroyed stock certificates, lost dividend checks, direct deposit of dividends, consolidation of accounts, or change of addresses, please contact Mellon at:

Toll Free (U.S. and Canada):	(866) 249-2607
TDD for Hearing Impaired:	(800) 231-5469
Foreign Stockholders:	(201) 329-8660
TDD Foreign Stockholders:	(201) 329-8354

You may also visit their website: www.melloninvestor.com, or contact Kelly's director of Investor Relations.

Independent Accountants

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit, Michigan 48243-1507

Financial Reports for Stockholders

Stockholders, security analysts, and interested investors may obtain additional quantities of this annual report, the Company's quarterly reports, as well as a copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K, without charge, by addressing requests to the director of Investor Relations. Quarterly financial information can also be found at the Kelly Services website.

Dividend Reinvestment and Direct Stock Purchase Plan

Registered stockholders can purchase additional shares of Kelly's Class A common stock through Kelly's Dividend Reinvestment and Direct Stock Purchase Plan. Initial purchases of Kelly's Class A common stock can also be made through this Plan. Participation is voluntary and allows for automatic reinvestment of cash dividends, direct cash investments, and safekeeping of stock certificates. For more information about this service, visit our website: www.kellyservices.com and select Investor Relations or contact Investor Relations at Kelly.

Stock Listings

Kelly Services Class A and Class B common stock trade on the Nasdaq Stock Market℠ under the symbols: KELYA and KELYB.

Forward-Looking Statements

This report contains forward-looking statements relating to future events that are subject to risks and uncertainties more fully described on page 32. Actual results may differ materially.

Recycled Recyclable

KELLY
SERVICES

999 West Big Beaver Road
Troy, Michigan 48084
248-362-4444
www.kellyservices.com